

Q1 2016
SUPPLEMENTAL

TABLE OF CONTENTS

Forward looking statements and risk factors:

This Supplemental Information and other materials we have filed or may file with the Securities and Exchange Commission, as well as information included in oral statements made, or to be made, by our senior management contain certain "forward-looking" statements as that term is defined by the Private Securities Litigation Reform Act of 1995. All statements regarding our expected future financial position, results of operations, cash flows, funds from operations, continued performance improvements, ability to service and refinance our debt obligations, ability to finance growth opportunities, and similar statements including, without limitations, those containing words such as "may," "will," "believes," anticipates," "expects," "intends," "estimates," "plans," and other similar expressions are forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results in future periods to differ materially from those projected or contemplated in the forward-looking. Such risks and uncertainties include, among other things, the risks which are described under the heading "Risk Factors" in Item 1A in our Form 10-K for the year ended December 31, 2015. In this Supplemental Information, we refer to non-GAAP financial measures. These non-GAAP measures are not prepared in accordance with generally accepted accounting principles. A reconciliation of the non-GAAP financial measures to the most directly comparable GAAP measures is included in this presentation. Throughout this presentation, certain abbreviations and acronyms are used to simplify the format. A list of definitions is provided at the end of this presentation to clarify the meaning of any reference that may be ambiguous. Unless otherwise noted, all amounts are unaudited and are as of or for the year-to-date period ended March 31st.

OVERVIEW

NATIONAL HEALTH INVESTORS, INC. (NYSE: NHI), is a real estate investment trust specializing in sale-leaseback, joint-venture, mortgage and mezzanine financing of need-driven and discretionary senior housing and medical investments. NHI's portfolio consists of independent, assisted and memory care communities, entrance-fee retirement communities, skilled nursing facilities, medical office buildings and specialty hospitals.

HIGHLIGHTS

- Diversified portfolio of exceptional healthcare properties
- Conservatively managed balance sheet
- Industry leading FFO growth
- Strong growing dividend with low payout ratio



PARTNERS[1]

- SLM, 3%
- East Lake, 2%
- Other, 2%
- LCS, 3%
- NHC, 19%
- HSM, 3%
- Legend, 6%
- Brookdale, 2%
- CHS, 2%
- LTC, 1%
- Other, 12%
- Holiday, 16%
- Bickford, 13%
- SLC, 16%

Regional 56% **Small 4%**
Public 24% **National Private Chain 16%**



ASSETS[1]

- REIT Dividends & Other, 3%
- Senior Living Campus, 6%
- Skilled, 31%
- Assisted Living, 21%
- Hospital & MOB, 4%
- Independent Living, 17%
- Entrance-Fee, 18%

Sr. Hsng. Need-Driven 27%
Sr. Hsng. Discretionary 35% **Medical 35%**

[1]Based on annualized cash revenue for contracts in place at March 31, 2016

AS OF MAY 2, 2016

Senior Housing 118
Skilled Nursing 73
Hospital 3
Medical Office 2

196 Properties

31 Operating Partners

31 States

SUMMARY INFORMATION

(dollar and share amounts in thousands)

	Quarter Ended / As Of				
	Q1 2016	Q4 2015	Q3 2015	Q2 2015	Q1 2015
Balance Sheet Data[1]					
Gross cost of real estate assets	$ 2,113,873	$ 2,095,866	$ 2,088,622	$ 1,984,078	$ 1,993,118
Total assets	2,159,234	2,133,218	2,123,775	2,003,079	2,009,649
Total liabilities	1,019,545	990,758	1,079,108	956,571	963,208
Total noncontrolling interests	9,117	9,168	9,762	9,824	9,902
Total stockholder's equity attributable to NHI	1,130,572	1,133,292	1,034,904	1,036,683	1,036,539
Operating Data					
Total revenue	$ 59,018	$ 58,703	$ 58,282	$ 56,313	$ 55,751
Rental revenue - GAAP	55,074	54,824	54,459	52,670	52,495
Straight-line rents	5,286	6,131	6,184	6,219	6,089
Rental revenue - Cash	49,788	48,693	48,275	46,451	46,406
Adjusted EBITDA	55,693	55,124	56,253	53,525	51,693
Interest expense	10,262	10,158	9,772	9,287	8,412
General & administrative expense	2,929	2,469	1,691	2,514	3,845
Funds from operations per diluted common share	1.16	1.80	1.22	1.17	1.13
Normalized FFO per diluted common share	1.16	1.17	1.21	1.15	1.13
Normalized AFFO per diluted common share	1.04	1.03	1.07	1.01	0.99
Normalized FAD per diluted common share	1.07	1.04	1.08	1.02	1.03
Regular dividends declared per common share	0.90	0.85	0.85	0.85	0.85
Capitalization[1]					
Common shares outstanding at end of each period	38,404	38,397	37,566	37,566	37,566
Market value of equity at end of each period	$ 2,554,634	$ 2,337,225	$ 2,159,669	$ 2,340,362	$ 2,667,577
Total debt	937,138	914,443	999,793	883,290	889,354
Net debt	908,330	901,157	985,512	879,997	885,164
Total market capitalization, including net debt	3,462,964	3,238,382	3,145,181	3,220,359	3,552,741
Ratios[1]					
Interest coverage ratio	5.4x	5.4x	5.8x	5.8x	6.1x
Fixed charge coverage ratio	5.7x	6.1x	6.1x	6.2x	6.5x
Net debt to adjusted EBITDA (annualized)	4.1x	4.1x	4.4x	4.1x	4.3x
Dividend payout ratio for normalized FFO	77.6 %	73.3 %	70.2 %	73.9 %	75.2 %
Dividend payout ratio for normalized AFFO	86.5 %	83.3 %	79.4 %	84.2 %	85.9 %
Dividend payout ratio for normalized FAD	84.1 %	82.5 %	78.7 %	83.3 %	82.5 %
Net debt as a percentage of market capitalization	26.2 %	27.8 %	31.3 %	27.3 %	24.9 %
Secured debt as a percentage of net debt	13.7 %	13.8 %	12.7 %	14.2 %	14.2 %
Portfolio Statistics					
Number of properties	190	189	188	183	184
RIDEA average occupancy	88.8 %	87.8 %	86.3 %	85.8 %	85.4 %
RIDEA EBITDARM	$ 7,397	$ 6,805	$ 7,168	$ 6,903	$ 6,810

[1]All periods presented reflect the adoption of ASU 2015-03 which is described in Note 1 of our consolidated financial statements for the quarter ended March 31, 2016

PERFORMANCE

Normalized FFO / Share (CAGR)   NHI vs Peer Avg



Peer Average Source: Wells Fargo Securities; based on mid-point of 2015 guidance and reported normalized FFO

Dividends   Regular Special Expected



10-Year Total Return

NHI
398%

MSCI US REIT Index
91%

S&P 500 TR Index
96%



Dividends / Share (CAGR)   NHI vs Peer Avg



Peer Average Source: Wells Fargo Securities; based on peer company projections and dividend history

INVESTMENTS

WE INVEST IN RELATIONSHIPS, NOT JUST PROPERTIES

- Focused on growing with our operating partners and select new customers
- Diversified investment plan emphasizing private pay senior housing properties
- Experienced operators with proven record of quality care and value creation

Investment History*



Legend:
- Existing Relationship
- New Relationship
- 10-Year Treasury
- WACY

*average age of properties acquired since 2009 is **12 years**; total portfolio average age is **23 years** **includes transactions as of May 2*



INVESTMENT STRUCTURE

- REIT Dividends, 1%
- Notes, 6%
- RIDEA, 12%
- Lease, 81%



($, in 000's)	Asset Type	Investment Type	Units	Location	Yield	Total		Funded		Remaining
Recent Investments										
Ensign Group	SNF	Lease	931	TX	8.40 %[1]	$	118,500	$ (118,500)	$	—
Woodland Village	SHO	Lease	98	WA	7.25 %		9,813	(9,813)		—
Senior Living Communities	SHO	Construction Loan	186	SC	10.00 %		14,000	(1,343)		12,657
						$	142,313	$ (129,656)	$	12,657
Development Activity										
Life Care Services	EFC	Construction Loan	120	WA	8.00 %	$	94,500	$ (70,855)	$	23,645
Life Care Services	EFC	Senior Note	220	WA	6.75 %	$	60,000	$ (28,000)	$	32,000
Bickford Senior Living	SHO	RIDEA Development	300	IL, VA	9.00 %	$	55,000	$ (25,626)	$	29,374
Senior Living Communities	SHO	Construction Loan	N/A	Various	7.78 %	$	15,000	$ (9,227)	$	5,773
Various	SHO	Renovation & Construction	N/A	Various	Various	$	5,400	$ (3,151)	$	2,249

[1]Includes existing properties leased to Ensign in 15-property lease portfolio with new annual lease payment of $17.75 million.

FINANCIAL

A DISCIPLINED APPROACH TO VALUE CREATION

- Low Leverage Balance Sheet
- Staggered Long-Term Debt Maturities
- Target 60/40 Equity/Debt Funding Mix

Normalized FFO (per diluted share) Dividend Payout



	2014	2015	2016*
Normalized FFO	$4.20	$4.67	$4.85
Dividend Payout	$3.08	$3.40	$3.60

Adjusted EBITDA (millions)



	2014	2015	2016**
Adjusted EBITDA	$169.7	$216.6	$222.8

**annualized

Normalized AFFO (per diluted share)



	2014	2015	2016*
Normalized AFFO	$3.76	$4.10	$4.31

*mid-point of guidance range

CAPITAL STRUCTURE



Unsecured, Variable 6%

Secured, Fixed 13%

DEBT[1]

Unsecured, Fixed 81%



Fixed Charge Coverage

- 2013: 12.8x
- 2014: 7.9x
- 2015: 6.1x
- Q1 2016: 5.7x



Net Debt to Adjusted EBITDA (*annualized)

- 2013: 3.4x
- 2014: 4.2x
- 2015: 4.2x
- 2016*: 4.1x

($, in 000's)		Amount	Rate[2]	% of Total	Maturity
Secured Debt					
Fixed Rate					
HUD Mortgage Loans	$	46,419	4.04%	4.9%	20 years
Fannie May Mortgage Loans		78,084	3.79%	8.2%	9 years
Total Secured Debt		124,503			
Unsecured Debt					
Fixed Rate					
Term Loans		575,000	4.03%	60.2%	7 years
Convertible Senior Notes		200,000	3.25%	20.9%	5 years
Variable Rate					
Revolving Credit Facility		56,000	1.94%	5.8%	4 years
Total Unsecured Debt		831,000			
Subtotal		955,503	3.73%	100.0%	
Note Discounts		(7,132)			
Unamortized Loan Costs		(11,233)			
Total Debt	$	937,138			

[1] excludes impact of unamortized discounts and loan costs;
[2] weighted average

BEST-IN-CLASS OPERATORS

We partner with best-in-class operators of independent living, assisted living and memory care, skilled nursing, medical office building, and specialty hospital facilities.

Stabilized Lease Portfolio EBITDARM Coverage* Q4 '14 Q4 '15



	SHO (103)	SNF (65)	HOSP (3)	MOB (2)
Q4 '14	1.24	3.07	2.42	8.42
Q4 '15	1.25	3.05	2.50	7.41

(#) indicates the number of properties; excludes development and lease-up properties.

* based on trailing twelve months; full portfolio coverage 1.95x; SNF includes NHC coverage of 3.87x & 3.85x for 2015 and 2014, respectively.

** SHO includes coverage of 1.32x and 1.31x for Q4 '15 & Q4 '14, respectively, for need driven properties and 1.20x and 1.18x for Q4 '15 & Q4 '14 , respectively, for discretionary properties

	NHC NATIONAL HEALTHCARE CORPORATION	**HOLIDAY** RETIREMENT	**SENIORLIVING** COMMUNITIES	**Bickford**	**LEGEND** **HEALTHCARE**
Ownership	Public	Private National	Private	Private	Private
Market Focus	SNF / SHO	SHO	SHO	SHO	SNF
7-Year Investment	$37.4	$492.9	$505.0	$362.1	$242.8
% of Revenue[1]	19 %	16 %	16 %	13 %	6 %

	HSM	**LCS**	**SLM** Senior Living Management	**BROOKDALE** SENIOR LIVING SOLUTIONS	**EastLake**
Ownership	NFP	Private National	Private	Public	Private
Market Focus	SNF	SHO	SHO	SHO	SHO
7-Year Investment	$67.0	$97.6	$16.3	$15.3	$66.9
% of Revenue[1]	3 %	3 %	3 %	2 %	2 %

[1] based on annualized cash revenue for contracts in place at March 31, 2016

RIDEA RELATIONSHIP



NHI Annual Revenue from Bickford (millions, *annualized)



$25		
$20		
$15		
$10		
$5		
$0		
2011 2012 2013 2014 2015 2016*		



Iowa	9	Nebraska	3
Indiana	6	Ohio	2
Illinois	6	Kansas	2
Michigan	4	Development	5

Bickford Senior Living manages and operates 50 Independent Living, Assisted Living, and Memory Care branches throughout the country and has experience in constructing over 150 of these types of communities for various owners. Their mission: "Bickford exists to enrich HAPPINESS in the lives of our residents, our beloved friends. Happiness is a very personal thing and it has become our mission to discover what that is for each of our residents, based on their life story, their expressed wishes and desires, even based on their day." As part of a joint venture relationship, NHI owns 85% of the operations and real estate in 32 Bickford communities and five locations currently in development, while affiliates of Bickford Senior Living own 15% and manage the communities. Our RIDEA structure is designed to follow the fundamental elements of a triple-net lease. Within the RIDEA with Bickford, our agreements also enforce growth through a hybrid feature providing a preferred payment stream subject to 3% escalation and payable first to NHI among the joint venture partners. As operations season and lease-up among our new developments is completed, we expect our share of RIDEA operating income to become more stable.

RIDEA OPERATING PERFORMANCE

Quarter over Quarter	Total		Same Store		Focus Properties[3]		Purchase Options Properties[2]	
	Q1 2016	Q1 2015	Q1 2016	Q1 2015	Q1 2016	Q1 2015	Q1 2016	Q1 2015
Number of Properties	32	31	31	31	1	—	6	6
Number of units	1,606	1,514	1,514	1,514	92	—	342	342
Average unit occupancy	88.8 %	85.4 %	88.6 %	85.4 %	91.8 %	—	91.4 %	94.3 %
Average monthly RPU[1]	$4,860	$4,758	$4,917	$4,758	$3,961	—	$5,685	$5,440
Operating revenue	$20,791	$18,467	$19,787	$18,467	$1,004	—	$5,332	$5,261
Less: operating expenses	$13,394	$11,657	$12,712	$11,657	$682	—	$3,134	$3,120
EBITDARM	$7,397	$6,810	$7,075	$6,810	$322	—	$2,198	$2,141

Sequential Quarter	Total		Same Store		Focus Properties[3]		Purchase Options Properties[2]	
	Q1 2016	Q4 2015	Q1 2016	Q4 2015	Q1 2016	Q4 2015	Q1 2016	Q4 2015
Number of Properties	32	32	31	31	1	1	6	6
Number of units	1,606	1,606	1,514	1,514	92	92	342	342
Average unit occupancy	88.8 %	87.8 %	88.6 %	87.8 %	91.8 %	88.1 %	91.4 %	91.8 %
Average monthly RPU[1]	$4,860	$4,864	$4,917	$4,920	$3,961	$3,940	$5,685	$5,642
Operating revenue	$20,791	$20,572	$19,787	$19,615	$1,004	$957	$5,332	$5,313
Less: operating expenses	$13,394	$13,768	$12,712	$13,059	$682	$709	$3,134	$3,287
EBITDARM	$7,397	$6,804	$7,075	$6,556	$322	$248	$2,198	$2,026

Trailing 12 Months as of March 31,	Total			Purchase Options Properties[2]	
	2016	2015		2016	2015
Number of Properties	29	29		6	6
Number of units	1,355	1,355		342	342
Average unit occupancy	87.3 %	84.5 %	Trailing 12 months includes properties operating in the portfolio for at least 24 months	91.0 %	94.1 %
Average monthly RPU[1]	4,920	4,824		5,615	5,293
Operating revenue	$69,856	$66,254		$20,974	$20,437
Less: operating expenses	$44,543	$41,173		$12,519	$11,937
EBITDARM	$25,313	$25,081		$8,455	$8,500

[1] revenue per occupied unit; calculation includes mid-quarter acquisitions
[2] 6 properties available to our joint venture under a $97m purchase option
[3] focus properties include acquisitions & developments that have been in the portfolio for less than 5 quarters



















LEADERSHIP

Eric Mendelsohn
President & CEO

INVESTING IN RELATIONSHIPS

Creating shareholder value through selective growth

Kristin S. Gaines
Chief Credit Officer

Roger R. Hopkins
Chief Accounting Officer

Kevin Pascoe
EVP, Investments

John Spaid
EVP, Finance

Colleen Sullivan
Director, Investor Relations

Jerry Taylor
Director, Business Development

Ron Reel
Controller

Analyst Coverage

Juan Sanabria | Bank of America Merril Lynch   John Kim | BMO Capital Markets   John Roberts | J.J.B. Hilliard W.L. Lyons   Peter Martin | JMP Securities   Jordan Sadler | Key Banc Capital Markets   Rich Anderson | Mizuho Securities   Chad Vanacore | Stifel, Nicolaus & Company   Todd Stender | Wells Fargo Securities

Investor Relations

National Health Investors, Inc. | 222 Robert Rose Drive | Murfreesboro, Tennessee 37129 | 615.890.9100
csullivan@nhireit.com | www.nhireit.com

NHI LISTED NYSE

BALANCE SHEETS

(in thousands, except per share amounts)

		March 31, 2016		December 31, 2015
Assets				
Real estate properties				
Land	$	140,634	$	137,532
Buildings and improvements		1,954,537		1,945,323
Construction in progress		18,702		13,011
		2,113,873		2,095,866
Less accumulated depreciation		(272,783)		(259,059)
Real estate properties, net		1,841,090		1,836,807
Mortgage and other notes receivable, net		150,720		133,714
Cash and cash equivalents		28,808		13,286
Marketable securities		58,532		72,744
Straight-line rent receivable		65,062		59,777
Equity-method investment and other assets		15,022		15,544
Assets held for sale, net		—		1,346
Total Assets	$	2,159,234	$	2,133,218
Liabilities and Stockholders' Equity				
Debt	$	937,138	$	914,443
Accounts payable and accrued expenses		24,805		19,397
Dividends payable		34,564		32,637
Lease deposit liabilities		21,275		21,275
Real estate purchase liabilities		750		750
Deferred income		1,013		2,256
Total Liabilities		1,019,545		990,758
Commitments and Contingencies				
National Health Investors Stockholders' Equity:				
Common stock, $.01 par value; 60,000,000 shares authorized;				
38,403,978 and 38,396,727 shares issued and outstanding, respectively		384		384,000
Capital in excess of par value		1,085,896		1,085,136
Cumulative dividends in excess (deficit) of net income		18,024		19,862
Accumulated other comprehensive income		26,268		27,910
Total National Health Investors Stockholders' Equity		1,130,572		1,133,292
Noncontrolling interest		9,117		9,168
Total Equity		1,139,689		1,142,460
Total Liabilities and Equity	$	2,159,234	$	2,133,218

STATEMENTS OF INCOME

(in thousands, except share and per share amounts)

Quarter Ended March 31		2016		2015
Revenues				
Rental income	$	55,074	$	52,495
Interest income from mortgage and other notes		3,092		2,121
Investment income and other		852		1,135
		59,018		55,751
Expenses				
Depreciation		13,733		13,014
Interest, including amortization of debt discount and issuance costs		10,262		8,412
Legal		126		104
Franchise, excise and other taxes		283		226
General and administrative		2,929		3,845
		27,333		25,601
Income before equity-method investee, TRS tax benefit, investment and other gains and noncontrolling interest		31,685		30,150
Income (loss) from equity-method investee		(402)		(229)
Income tax benefit (expense) of taxable REIT subsidiary		161		92
Investment and other gains		1,665		—
Net income		33,109		30,013
Less: net income attributable to noncontrolling interest		(384)		(330)
Net income attributable to common stockholders	$	32,725	$	29,683
Weighted average common shares outstanding:				
Basic		38,401,647		37,558,067
Diluted		38,414,791		37,645,265
Earnings per common share:				
Net income attributable to common stockholders - basic	$	.85	$	.79
Net income attributable to common stockholders - diluted	$	.85	$	.79

FFO, AFFO & FAD

(in thousands, except share and per share amounts)

Quarter Ended March 31		2016		2015
Net income attributable to common stockholders	$	32,725	$	29,683
Elimination of certain non-cash items in net income:				
Depreciation		13,733		13,014
Depreciation related to noncontrolling interest		(307)		(278)
Net Gain on sales of real estate		(1,654)		—
Funds from operations		44,497		42,419
Normalizing items		—		—
Normalized FFO		44,279		42,419
Straight-line lease revenue, net		(5,286)		(6,089)
Straight-line lease revenue, net, related to noncontrolling interest		(10)		15
Amortization of original issue discount		282		271
Amortization of debt issuance costs		586		549
Amortization of debt issuance costs related to noncontrolling interest		(9)		(4)
Normalized AFFO		40,060		37,161
Non-cash share-based compensation		979		1,464
Normalized FAD	$	41,038	$	38,625

BASIC				
Weighted average common shares outstanding		38,401,647		37,558,067
FFO per common share	$	1.16	$	1.13
Normalized FFO per common share	$	1.16	$	1.13
Normalized AFFO per common share	$	1.04	$	0.99
Normalized FAD per common share	$	1.07	$	1.03
DILUTED				
Weighted average common shares outstanding		38,414,791		37,645,265
FFO per common share	$	1.16	$	1.13
Normalized FFO per common share	$	1.16	$	1.13
Normalized AFFO per common share	$	1.04	$	0.99
Normalized FAD per common share	$	1.07	$	1.03
Payout ratios				
Regular dividends per common share	$	0.90	$	0.85
Normalized FFO payout ratio per diluted common share		77.6%		75.2%
Normalized AFFO payout ratio per diluted common share		86.5%		85.9%
Normalized FAD payout ratio per diluted common share		84.1%		82.5%

PORTFOLIO SUMMARY

	Properties	Units/Sq. Ft*	YTD Billed Rent	YTD Straight Line		YTD Revenue
Leases						
Senior Housing - Need Driven						
Assisted Living	70	3,377	11,243	483	$	11,726
Senior Living Campus	9	1,224	3,040	307		3,347
Total Senior Housing - Need Driven	79	4,601	14,283	790		15,073
Senior Housing - Discretionary						
Independent Living	29	3,212	9,197	2,267		11,464
Entrance-Fee Communities	7	1,587	7,910	1,762		9,672
Total Senior Housing - Discretionary	36	4,799	17,107	4,029		21,136
Total Senior Housing	115	9,400	31,390	4,819		36,209
Medical Facilities						
Skilled Nursing	61	8,001	16,239	379		16,618
Hospitals	3	181	1,828	95		1,923
Medical Office Buildings	2	88,517*	256	(6)		250
Total Medical Facilities	66		18,323	468		18,791
Total Leases	181		$ 49,713	$ 5,287	$	55,000
Mortgages and Other Notes Receivable						
Senior Housing - Need Driven	2	190			$	194
Senior Housing - Discretionary	1	400				1,696
Medical Facilities	6	450				296
Other Notes Receivable	—	—				906
Total Mortgages	9	1,040			$	3,092

PORTFOLIO INFORMATION

Tenant Purchase Options

Asset Type	Number of Facilities	Lease Expiration	1st Option Open Year	Current Cash Rent	% of Total[1]
MOB	1	February 2018	Open	$ 697,000	0.4%
HOSP	1	September 2027	2018	2,237,000	1.1%
SHO	8	December 2024	2020	3,984,000	2.0%
HOSP	1	March 2025	2020	1,739,000	0.9%
SHO	3	June 2025	2020	4,683,000	2.4%
Various	9	—	Thereafter	7,543,000	3.8%
					10.6%

[1] based on annualized cash rent of $199,129,000



Lease Maturities (annualized cash rent; $ in thousands) ■ SHO ■ SNF ■ OTHER

	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	Thereafter
# of properties:	1	8	2	-	6	2	4	2	8	9	102

DEFINITIONS

Annualized Revenues

The term Annualized Revenue refers to the amount of revenue that our portfolio would generate if all leases and mortgages were in effect for the twelve-month calendar year, regardless of the commencement date, maturity date, or renewals. Therefore, annualized revenue is used for financial analysis purposes, and is not indicative of actual or expected results.

Adjusted EBITDA & EBITDARM

We consider Adjusted EBITDA to be an important supplemental measure because it provides information which we use to evaluate our performance and serves as an indication of our ability to service debt. We define Adjusted EBITDA as consolidated earnings before interest, taxes, depreciation and amortization, including amounts in discontinued operations, excluding real estate asset impairments and gains on dispositions and certain items which, due to their infrequent or unpredictable nature, may create some difficulty in comparing Adjusted EBITDA for the current period to similar prior periods, and may include, but are not limited to, impairment of non-real estate assets, gains and losses attributable to the acquisition and disposition of assets and liabilities, and recoveries of previous write-downs. Since others may not use our definition of Adjusted EBITDA, caution should be exercised when comparing our Adjusted EBITDA to that of other companies.

EBITDARM is earnings before interest, taxes, depreciation, amortization, rent and management fees.

CAGR

The acronym CAGR refers to the Compound Annual Growth Rate. The compound annual growth rate represents the year-over-year growth rate over a specified time period.

Normalized FFO, AFFO & FAD

These operating performance measures may not be comparable to similarly titled measures used by other REITs. Consequently, our FFO, normalized FFO, normalized AFFO & normalized FAD may not provide a meaningful measure of our performance as compared to that of other REITs. Since other REITs may not use our definition of these operating performance measures, caution should be exercised when comparing our Company's FFO, normalized FFO, normalized AFFO & normalized FAD to that of other REITs. These financial performance measures do not represent cash generated from operating activities in accordance with generally accepted accounting principles ("GAAP") (these measures do not include changes in operating assets and liabilities) and therefore should not be considered an alternative to net earnings as an indication of operating performance, or to net cash flow from operating activities as determined by GAAP as a measure of liquidity, and are not necessarily indicative of cash available to fund cash needs.

FFO, as defined by the National Association of Real Estate Investment Trusts ("NAREIT") and applied by us, is net income (computed in accordance with GAAP), excluding gains (or losses) from sales of real estate property, plus real estate depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures, if any. The Company's computation of FFO may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition or have a different interpretation of the current NAREIT definition from that of the Company; therefore, caution should be exercised when comparing our Company's FFO to that of other REITs. Diluted FFO assumes the exercise of stock options and other potentially dilutive securities. Normalized FFO excludes from FFO certain items which, due to their infrequent or unpredictable nature, may create some difficulty in comparing FFO for the current period to similar prior periods, and may include, but are not limited to, impairment of non-real estate assets, gains and losses attributable to the acquisition and disposition of assets and liabilities, and recoveries of previous write-downs.

We believe that FFO and normalized FFO are important supplemental measures of operating performance for a REIT. Because the historical cost accounting convention used for real estate assets requires depreciation (except on land), such accounting presentation implies that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen and fallen with market conditions, presentations of operating results for a REIT that uses historical cost accounting for depreciation could be less informative, and should be supplemented with a measure such as FFO. The term FFO was designed by the REIT industry to address this issue.

We believe that normalized AFFO is an important supplemental measure of operating performance for a REIT. GAAP requires a lessor to recognize contractual lease payments into income on a straight-line basis over the expected term of the lease.

This straight-line adjustment has the effect of reporting lease income that is significantly more or less than the contractual cash flows received pursuant to the terms of the lease agreement. GAAP also requires the original issue discount of our convertible senior notes and debt issuance costs to be amortized as a non-cash adjustment to earnings. Normalized AFFO is useful to our investors as it reflects the growth inherent in our contractual lease payments without the distortion caused by non-cash amortization.

We believe that normalized FAD is an important supplemental measure of operating performance for a REIT, also providing a useful indicator of the ability to distribute dividends to shareholders.

Facility Types

SHO - Senior housing
EFC - Entrance Fee Community
SNF - Skilled nursing facility
HOSP - Hospital
MOB - Medical office building

Fixed Charges

The term Fixed Charges refers to interest expense and debt principal.

Peer Average

The peer average calculations provided by Wells Fargo Securities include the following diversified healthcare REITs:

Ventas, Inc.   LTC Properties, Inc.   Sabra Health Care   REIT, Inc.
HCP, Inc.   Health Care REIT, Inc.

Stabilized Lease

A newly acquired triple-net lease property is generally considered stabilized upon lease-up (typically when senior-care residents occupy at least 80% of the total number of certified units). Newly completed developments, including redevelopments, are considered stabilized upon lease-up, as described above.

Total Return

The term Total Return refers to the total return an investor would have realized on an annual basis over a certain period assuming that all dividends are reinvested on the dividend payment date.

RIDEA

Our joint ventures are designed to be compliant with the provisions of the REIT Diversification and Empowerment Act of 2007, or RIDEA.

WACY

The acronym WACY refers to Weighted Average Cash Yield, which is the anticipated rate of return upon initial investment excluding the impact of any discounts received or premiums paid.



Q1 2016 SUPPLEMENTAL